MOL
HUNGARIAN OIL & GAS Company

Golden Rated Sponsor of the Hungarian Olympic Team

02 FEB 12 AM 8:25

21 December 2001

02015051

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

MOL ~~Magyar Olaj~~- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

H-1117 Budapest, Október huszonharmadika u.18. Phone: 36 1 209-0000; Fax: 36 1 209-0095
Budapest Bank Ltd. 10102103-10442504-12000005

INVESTOR NEWS

21 December 2001

MOL AND SLOVNAFT CONCLUDED AN AGREEMENT CONCERNING THE SALE OF MOL SLOVENSKO

MOL Hungarian Oil and Gas Company hereby announces it concluded an agreement with Slovnaft whereby it agrees to sell its 100% stake in MOL Slovensko to Slovnaft. MOL Slovensko is active in the Slovakian wholesale and retail fuel and lubricant market and owns 17 filling stations in the country.

The transaction is expected to close in the first half of 2002, following a review by the Slovakian Competition Office.